Exhibit 99.1

NEWS RELEASE

Lorus Announces Publication Demonstrating Antitumor Efficacy of Interleukin 17E

- Potent anticancer activity against several common tumor types  -

TORONTO, CANADA, February 24th, 2010 - Lorus Therapeutics Inc. (TSX: LOR)
(“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced a publication demonstrating the antitumor activity of a novel cytokine interleukin 17E (IL-17E). The article entitled “IL-17E, a pro-inflammatory cytokine, has antitumor efficacy against several tumor types in vivo” was published in the peer-reviewed journal, Cancer Immunology Immunotherapy and is currently available online on the Journal’s website.

In this article, Lorus’ scientists demonstrated the antitumor effects of IL-17E alone and in combination with a number of approved anticancer agents in preclinical models. The studies showed that IL-17E alone had potent antitumor activity in a number of solid tumors, including melanoma, breast, colon, pancreatic, and non-small cell lung cancers.  In combination studies, IL-17E was compatible with a wide variety of approved anticancer drugs, including Avastin, Tarceva, Taxol, Cisplatin, Dacarbazine, Irinotecan, and Gemzar.  Furthermore, the combination of IL-17E with each of these anticancer agents showed greater anticancer efficacy than either agent alone without additional toxicity.

The article also provided data on the mechanism of anticancer activity for IL-17E, showing that IL-17E activates the immune system, specifically acting on eosinophils and B cells.   IL-17E stimulated the production of eosinophils and increased the infiltration of eosinophils into tumors in association with antitumor response.  The studies also showed that B cells were necessary for IL-17E antitumor efficacy.

The results presented in the article expand on Lorus’ previous findings on the antitumor mechanism of the immunotherapy agent Virulizin, which is known to stimulate production of IL-17E, eosinophils and B cells in association with anticancer activity in preclinical cancer models.

“We’re very encouraged by these preclinical findings, because they indicate that IL-17E not only has broad antitumor activity that is comparable to several approved anticancer therapies, but also improves the efficacy of these therapies in combination studies”, said Dr. Aiping Young, Lorus’ President and CEO.

About IL-17E
IL-17E (also known as IL-25) is a cytokine protein that is produced by the immune system.  IL-17E is an inflammatory cytokine that regulates the functions of a number of immune system cells, including eosinophils and B cells.  IL-17E also plays a role in allergic inflammation as well as immunity to certain parasites.

About Lorus
Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com